No. 20/07

NEW TARGETS AT IAMGOLD’S QUIMSACOCHA PROJECT SHOW PROMISE

Toronto, Ontario, July 30, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce drill results from targets within its Quimsacocha project area in Ecuador.  These targets, Rio Falso and Loma Tasqui, are located south and southwest of the known resource in the main Quimsacocha zone.  Results from this drilling confirm the presence of strong hydrothermal alteration and anomalous gold and silver values that were also found near the margins of the Quimsacocha Main Zone.  Quimsacocha is located 30 km southwest of Cuenca in the Azuay Province of southern Ecuador.

“These results are similar to results found at Quimsacocha prior to the discovery of hole 122 (No. 29/04, August 10, 2004),” stated Joseph Conway, President and CEO, IAMGOLD. “Although mineralization is sub economic thus far, it does indicate that the satellite zones have a strong alteration signature.  This signifies tremendous potential within this Project and could grow the resource significantly.”

Rio Falso is located two kilometres south of the known resource.  Loma Tasqui is between two and three kilometres west of Rio Falso, and over four kilometres southwest of the resource.  These results represent 5,265 metres of diamond drilling which occurred in the first half of 2007.  $2.7 million was spent at Quimsacocha on exploration during this period.  Another $2.7 million will be spent in the second half of the year, on a program designed to expand the drill pattern to follow-up on the reported results, and other prospective satellite targets.  Intersections from these results can be found in Table 1.  Additional information can be found in Figures 1, 2 and 3.

TABLE 1
Significant Intersections from Quimsacocha Project Area as reported on July 30, 2007

Rio Falso Sur Intersections

Rio Falso Sur Intersections

Hole	From	To	Length	Au	Ag
	m	m	m	g/t	g/t
IJD-009	203.7	214.0	10.4	0.40	0.9
IJD-010	243.0	262.6	19.6	0.16	0.5
IJD-011	173.0	180.5	7.5	0.17	0.5
IJD-013	216.0	225.6	9.6	0.27	0.3
IJD-013	239.7	248.8	9.1	0.11	0.3
IJD-013	261.7	266.5	4.8	0.41	0.4
IJD-016	263.5	269.0	5.5	0.25	0.3
IJD-016	273.0	288.0	15.0	0.98	0.3
IJD-016	280.0	287.0	6.4	1.79	0.4
IJD-019	186.5	189.5	3.0	0.20	TR
IJD-001 - IJD-005, IJD-008, IJD-012, IJD-014, IJD-015 showed no important values
IJD-006, IJD-007, IJD-017, IJD-018, IJD-020 were abandoned due to technical problems and did not reach target depths

                  TR: Below  0.1 g/t
Loma Tasqui Intersections

Hole	From	To	Length	Au	Ag
	m	m	m	g/t	g/t
ITD-010	354.0	376.0	22.0	0.2	TR
ITD-014	406.7	411.3	4.6	0.2	TR
ITD-014	431.0	438.4	7.4	0.1	TR
ITD-015	328.0	345.0	17.0	0.2	2.7
ITD-015	361.0	399.0	38.0	0.2	1.9
ITD-015	411.0	439.0	28.0	0.1	1.6
ITD-008, ITD-009, ITD-011, ITD-016 showed no important values

The second half exploration program at Quimsacocha includes IP and resistivity surveying and 8,000 metres of diamond drilling at Rio Falso, Loma Tasqui and Quimsacocha Oueste.  The objective of this program is to drill the satellite targets, determine the structural controls of the alteration and mineralized zones, and identify new targets.

The pre-feasibility work at the Quimsacocha project is proceeding. As part of that process, an Environmental Impact Study will be prepared taking into account the base line studies which have been conducted jointly with the Ministry of the Environment in Ecuador. Over the past three years, IAMGOLD has conducted an extensive consultation and project information program with the surrounding communities, which has resulted in strong and broadly based support for the project amongst the stakeholders who will share in the economic benefits of a large scale mine at Quimsacocha.

The President of Ecuador recently visited the Cuenca area and reaffirmed his government’s commitment to developing the legal, fiscal and regulatory framework for a mining industry in Ecuador which is socially and environmentally responsible and shares the economic benefits in an equitable way. IAMGOLD fully supports the President’s stated initiatives and is looking forward to working with the new Minister of Oil and Mining, Dr. Galo Alfredo Chiriboga Zambrano, to bring about positive changes for the development of world class deposits such as Quimsacocha.  The pre-feasibility study is expected to be completed in the first quarter of 2008.

Qualified Person/Quality Control Notes

Analyses of gold in drill core samples were carried out by fire assay at the laboratory of BSI in Lima, Peru along with copper and silver analyses. The quality assurance-quality control program (QA-QC) includes the insertion of certified standards every 20 samples, blanks at least every 20 samples and field or lab duplicates every 20 samples. In addition, 10% of the total drilled samples were re-assayed by ALS Chemex, Lima, Peru.

The “Qualified Person” reviewing the work at Quimsacocha is Francis Clouston, P. Eng.,  Director of Project Evaluations at IAMGOLD, who as a result of his education, affiliation with a professional association and past relevant work experience, fulfills the requirements to be a “Qualified Person” for the purposes of NI43-101.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

Forward Looking Statement
This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

N
QUIMSACOCHA
MAIN ZONE
RIO FALSO SUR
ZONE
LOMA TASQUI
ZONE
694 000
695 000
696 000
697 000
698 000
699 000
700 000
701 000
702 000
703 000
9 665 000
9 664 000
9 663 000
9 662 000
9 661 000
9 660 000
9 659 000
9 658 000
0
1
2 km
AROUND QUIMSACOCHA PROJECT
Targets Location

FIGURE 1: QUIMSACOCHA PROJECT AREA

Section 9696600 N
N
695 200
695 600
696 000
696 400
696 800
697 200
697 600
698 000
698 400
9 660 800
9 660 400
9 660 000
9 659 600
9 659 200
9 658 800
15
18
20
13-16
19
17
12
10
11
8-9
6-7
14
5
4
3
1-2
13
12
14
10-11
9
15
16
8
DrillholesRio Falso Sur 2006
DrillholesRio Falso Sur 2007
DrillholesLoma Tasqui 2006
DrillholesLoma Tasqui 2007
0
250
500 m
AROUND QUIMSACOCHA PROJECT
Drillholes location
July, 2007

FIGURE 2: QUIMSACOCHA PROJECT – COLLAR HOLE LOCATIONS